January 27, 2020

Raj Mehra, Ph.D.
President and Chief Executive Officer
Seelos Therapeutics, Inc.
300 Park Avenue, 12th Floor
New York, NY 10022

       Re: Seelos Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed January 22, 2020
           File No. 333-236002

Dear Dr. Mehra:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jeffrey T. Hartlin, Esq. - Paul Hastings LLP